Exhibit 99.1

Golden Star Publishes Updated Policy on Human Rights

TORONTO, May 21, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that following engagement with stakeholders in 2020, the Company undertook a holistic review of its Policy on Human Rights and, as a result of this engagement, Golden Star has published an updated Policy on Human Rights (the "Policy") with enhanced alignment to internationally recognized human rights standards and the World Gold Council's Responsible Gold Mining Principles (the "RGMPs"). The Policy is available at: http://www.gsr.com/about-us/governance/governance-policies/default.aspx.

The objectives of the Policy include:

  Stengthening our commitment to best practices to align with the United Nations ("UN") Global Compact as the platform for supporting the implementation of the UN Guiding Principles on Business and Human Rights – the main global framework for business and human rights;
  Alignment with key requirements of the RGMPs;
  Integration of the human rights elements incorporated in the Global International Standard for Tailings Management;
  Key expectations from investor ratings agencies;
  Alignment with our culture and values as a business; and
  Establishing a platform to continue our strategic work on providing a safe, inclusive and rewarding work environment.

The Policy includes new and specific commitments to:

  Support the UN Guiding Principles on Business and Human Rights, including recognition that Golden Star has a responsibility to respect the human rights of its stakeholders;
  Support the International Bill of Rights which includes the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights and the International Covenant on Economic, Social and Cultural Rights; and
  Uphold the International Labour Organization Declaration on Fundamental Principles and Rights at Work.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"Robust corporate governance mechanisms are essential for generating long-term sustainable value for our stakeholders. As outlined in our 2020 Corporate Responsibility Report, a review and subsequent update of our Policy on Human Rights was one of our key objectives for sustainable governance in 2021. The launch of our enhanced policy, coinciding with the World Day for Cultural Diversity for Dialogue and Development, is an important milestone in our roadmap towards greater inclusion and diversity. These new commitments reflect our vision of becoming a sustainable diversified mining company that all our stakeholders are proud to be associated with and, are underpinned by behaviors that align with our values of fairness, collaboration, caring, honesty and respect."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghana Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner - Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 07:30e 21-MAY-21